

September 19, 2012

<u>Via E-mail</u>
Gregory Wahl
President
Vanport Acquisition I, Corp., et al.
4440 McArthur Blvd., Suite 970
Newport Beach, CA

> **Re:** **Vanport Acquisition I, Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 23, 2012**
> **File No. 000-54787**
>
> **Vanport Acquisition II, Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 23, 2012**
> **File No. 000-54788**
>
> **Vanport Acquisition III, Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 23, 2012**
> **File No. 000-54789**
>
> **Vanport Acquisition IV, Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 23, 2012**
> **File No. 000-54790**
>
> **Vanport Acquisition V, Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 23, 2012**
> **File No. 000-54791**

Dear Mr. Wahl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Certificate of Incorporation and Bylaws attached as exhibits to the Form 10-12G for Vanport Acquisition I, Corp each reference Vanport Acquisition II, Corp. Please file as exhibits to this filing the Certificate of Incorporation and Bylaws of Vanport Acquisition I, Corp.

2. Please be advised that each of the below comments included in this letter is applicable to all five (5) registration statements referenced above, and that each should be amended in accordance with the relevant comment.

3. Your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and re-filing when you have cleared all of our comments.

4. We note that each of your Certificates of Incorporation authorize the issuance of 100,000,000 shares of stock. However, you disclose on pages 15, 22, 23, F-3 and F-9 that your Certificate of Incorporation authorizes an aggregate of 120,000,000 shares of stock, consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. You also disclose on page 17 that you have 10,000,000 shares of authorized preferred stock. Please revise your filings to remove these inconsistencies.

Item 1. Business

Business Development, page 3

5. You disclose that "Vanport" refers to the respective Vanport Acquisition entity, however, it appears from your disclosure throughout the filing that your reference to "Vanport" is actually intended to reference Vanport Holdings, Inc. Please review your disclosure throughout the registration statement and clarify the entity that you intend to reference.

6. On page 4, you reference the payment of compensation to be received by Mr. Wahl and other affiliates. On page 21 and otherwise throughout the filing, you disclose that no compensation is being paid to Mr. Wahl. Please revise to remove this inconsistency.

Item IA. Risk Factors, page 11

Opt-in Right for Emerging Growth Company, page 11

7. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Item 5. Directors and Executive Officers, page 19

8. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly describes Mr. Wahl's business experience during the past five years. In this regard, please include disclosure that describes Mr. Wahl's prior experience with blank check companies that you reference on page 18.

9. It appears that Mr. Wahl is the Managing Partner of Anton & Chia. If true, please expand your disclosure throughout the filing to disclose the current demands on Mr. Wahl's time due to this position at Anton & Chia.

Item 10. Recent Sales of Unregistered Securities, page 22

10. On page 22, you disclose that you issued 10,000,000 shares of Common Stock to Vanport Holdings, Inc. for services in connection with the incorporation of the Company. However, in the following paragraph you state that no securities have been issued for service and, on page F-9, you disclose that the shares were issued for reimbursement of expenses paid for start-up expenses. Please revise your disclosure throughout the filing to clarify whether the shares were issued as compensation or whether the shares were issued as a reimbursement of expenses. In addition, please disclose whether you intend to issue shares in the future for services rendered or for expense reimbursement.

Vanport Acquisitions I, Inc.
Report of Independent Registered Public Accounting Firm, page F-2

11. Please revise your filing to include an audit report that includes a typed signature of the accounting firm, the date the report was issued, and indicates the city and state where issued.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3608 or Don Abbott at (202) 551-3648 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director